UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert-Bourassa Blvd., Suite 200

Montreal Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On September 7, 2017 the Annual Meeting of Shareholders (the “Meeting”) of Birks Group Inc. (the “Company”) was held in Montreal, Quebec. The shareholders of record at the close of business on July 14, 2017 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, the Company had 10,242,911 Class A voting shares outstanding (which entitle the holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (which entitle the holder to 10 votes per share) and no preferred shares outstanding.

The shareholders of the Company elected as directors, Niccolò Rossi di Montelera, Jean-Christophe Bédos, Davide Barberis Canonico, Emily Berlin, Shirley A. Dawe, Frank Di Tomaso, Louis L. Roquet and Joseph F.X. Zahra, to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes:

Name	Votes For	Votes Withheld	Non-Votes
Niccolò Rossi di Montelera	83,460,887	60,757	1,505,635
Jean-Christophe Bédos	83,460,879	60,765	1,505,635
Davide Barberis Canonico	83,460,847	60,797	1,505,635
Emily Berlin	83,460,825	60,819	1,505,635
Shirley A. Dawe	83,468,828	52,816	1,505,635
Frank Di Tomaso	83,468,787	52,857	1,505,635
Louis L. Roquet	83,468,787	52,857	1,505,635
Joseph F.X. Zahra	83,511,313	10,331	1,505,635

The shareholders authorized the appointment of KPMG LLP as the Company’s independent auditors and authorized the directors to fix KPMG LLP’s remuneration by a vote of 84,985,071 shares in favor, 24,997 shares against, 17,211 shares abstaining and 0 shares non-voting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: September 20, 2017		Vice President, Legal Affairs and Corporate Secretary

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